QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-I
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RBS Capital Trust I
RBS Capital Trust II
RBS Capital Trust III
RBS Capital Trust IV
and
The Royal Bank of Scotland Group plc
(Name of Subject Company (Issuer))

The Royal Bank of Scotland Group plc
(Names of Filing Persons (Offeror))

The Royal Bank of Scotland Group plc	American Depositary Shares, Series F, each representing one Non-Cumulative Dollar Preference Shares, Series F	780097804
The Royal Bank of Scotland Group plc	American Depositary Shares, Series H each representing one Non-Cumulative Dollar Preference Shares, Series H	780097879
The Royal Bank of Scotland Group plc	American Depositary Shares, Series L each representing one Non-Cumulative Dollar Preference Shares, Series L	780097788
The Royal Bank of Scotland Group plc	American Depositary Shares, Series M each representing one Non-Cumulative Dollar Preference Shares, Series M	780097796
The Royal Bank of Scotland Group plc	American Depositary Shares, Series N each representing one Non-Cumulative Dollar Preference Shares, Series N	780097770
The Royal Bank of Scotland Group plc	American Depositary Shares, Series P each representing one Non-Cumulative Dollar Preference Shares, Series P	780097762
The Royal Bank of Scotland Group plc	American Depositary Shares, Series Q each representing one Non-Cumulative Dollar Preference Shares, Series Q	780097754
The Royal Bank of Scotland Group plc	American Depositary Shares, Series R each representing one Non-Cumulative Dollar Preference Shares, Series R	780097747
The Royal Bank of Scotland Group plc	American Depositary Shares, Series S each representing one Non-Cumulative Dollar Preference Shares, Series S	780097739
The Royal Bank of Scotland Group plc	American Depositary Shares, Series T each representing one Non-Cumulative Dollar Preference Shares, Series T	780097713
The Royal Bank of Scotland Group plc	American Depositary Shares, Series U each representing one Non-Cumulative Dollar Preference Shares, Series U	780097AU5
The Royal Bank of Scotland Group plc	Dollar Perpetual Regulatory tier one securities, Series 1	780097AH4
The Royal Bank of Scotland Group plc	6.990% Fixed Rate/Floating Rate Preferred Capital Securities	780097AS0 and 032386504
RBS Capital Trust I	4.709% Non-cumulative Trust Preferred Securities	749274AA4
RBS Capital Trust II	6.425% Non-cumulative Trust Preferred Securities	74927PAA7
RBS Capital Trust III	5.512% Non-cumulative Trust Preferred Securities	74927QAA5
RBS Capital Trust IV	Floating Rate Non-Cumulative Trust Preferred Securities	74927FAA9
(Issuer)	(Title of Classes of Securities)	(CUSIP Number of Class of Securities (Underlying Common Stock))

Miller McLean
Group General Counsel and Group Secretary
RBS Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
United Kingdom
Tel: +44 (0) 131 523 2333
Fax: +44 (0) 131 626 3081
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to

Jeffrey C. Cohen, Esq.
Tom B. Shropshire, Jr., Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105
+1 (212) 903 9000

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issue tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,539,429,172	$181,061.30

(1)
Estimated solely for purposes of determining the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the Transaction Valuation was calculated assuming that (i) a maximum of $685,571,000 principal amount of the outstanding Dollar Perpetual Regulatory tier one securities, Series 1, are being purchased at a purchase price of $860.00 per $1000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $594,834,307 for such securities; (ii) a maximum of 10,800,000 of the outstanding American Depositary Shares, Series C, each representing one Non-Cumulative Dollar Preference Share, Series C, issued by National Westminster Bank PLC ("NatWest") are being purchased by NatWest at a purchase price of $21.25 per American Depositary Share, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $232,992,000 for such securities; (iii) a maximum of 7,200,000 of the outstanding American Depositary Shares, Series F, each representing one Non-Cumulative Dollar Preference Share, Series F, are being purchased at a purchase price of $20.00 per American Depositary Share, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $145,950,750 for such securities; (iv) a maximum of 10,800,000 of the outstanding American Depositary Shares, Series H, each representing one Non-Cumulative Dollar Preference Share, Series H, are being purchased at a purchase price of $19.25 per American Depositary Share, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $210,673,125 for such series; (v) a maximum of $563,605,000 aggregate principal amount of the outstanding 6.990% Fixed Rate/Floating Rate Preferred Capital Securities are being purchased at a purchase price of $740.00 per $100,000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $420,460,132 for such series; (vi) a maximum of $393,572,000 aggregate principal amount of the outstanding 6.425% Non-cumulative Trust Preferred Securities are being purchased at a purchase price of $670.00 per $1000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $272,543,690; (vii) a maximum of $321,925,000 aggregate principal amount of the outstanding 4.709% Non-cumulative Trust Preferred Securities are being purchased at a purchase price of $660.00 per $1000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $217,776,307; (viii) a maximum of 6,653 ($665,300,000 aggregate liquidation preference) of the outstanding American Depositary Shares, Series U, each representing one Non-Cumulative Dollar Preference Share, Series U, are being purchased at a purchase price of $660.00 per $100,000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $444,180,892 for such series and (ix) a maximum of $27,000 aggregate principal amount of the outstanding 5.512% Non-cumulative Trust Preferred Securities are being purchased at a purchase price of $660.00 per $1000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $17,968.82. Clause (ii) above is included solely for purposes of calculating and paying the filing fee on behalf of NatWest for the Schedule TO-I filed by NatWest on April 6, 2010; such series of securities is not part of the tender offer by The Royal Bank of Scotland Group plc.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) and Fee Rate Advisory No. 5 for fiscal year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.

 INTRODUCTION

Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer to Purchase, which is attached hereto as Exhibit 99.(a)(1)(A).

This Issuer Tender Offer Statement on Schedule TO ("Schedule TO") has been filed by The Royal Bank of Scotland Group plc, ("RBSG" or the " Company") which is offering to purchase for cash, subject to the terms and conditions described in the Summary Term Sheet under Item 1 hereto, the securities listed in the table on pages (i) to (ii) (the " Securities") of the Offer to Purchase attached hereto as Exhibit 99.(a)(1)(A) (the "Offer to Purchase"), except for the American Depositary Shares, Series C, representing 7.7600% Non-cumulative Dollar Preference Shares, Series C issued by National Westminster Bank Public Limited Company.

RBSG is offering to purchase the Securities at a purchase price equal to the applicable tender offer consideration listed in the table on pages (i) to (ii) of the Offer to Purchase for each series of Securities (the " Tender Offer Consideration") plus, in each case, Accrued Distributions (as defined in the Offer to Purchase), if any. RBSG's offers to purchase the Securities are being referred to herein collectively as the "Tender Offer." Each offer by RBSG to purchase the outstanding securities of a particular series of Securities that are subject to the Tender Offer is being referred to as an "Offer."

The Tender Offer is subject to an aggregate offer limit as described in the Offer to Purchase, and each Offer for a particular series of Securities is subject to a series offer limit as described in the Offer to Purchase.

The Tender Offer to holders of Securities ("Security Holders") will commence on April 6, 2010. Each Security Holder has until 12:00 midnight, New York City time, on May 3, 2010 (which shall be the end of the day of May 3, 2010), unless the Tender Offer is extended (such time and date with respect to a series, as the same may be extended or, in limited circumstances, earlier terminated, the "Expiration Time"). Tenders of Securities may be validly withdrawn at any time prior to the Expiration Time. Any Securities validly tendered and not validly withdrawn prior to the Expiration Time may be validly withdrawn if such Securities have not been accepted for payment by the expiration of 40 business days after commencement of the Tender Offer.

No Offer is conditional upon the successful completion of any other Offer. However, each Offer is conditioned on satisfaction of the special and general conditions described under the heading "The Tender Offer" in the Offer to Purchase. The Tender Offer is not conditioned on a minimum number of Securities being tendered.

If a Security Holder desires to tender Securities pursuant to the Tender Offer, the Security Holder may do so by following the instructions that appear in the Offer to Purchase under the heading "The Tender Offer" and in the Letter of Transmittal attached hereto as Exhibit 99.(a)(1)(B).

This Schedule TO is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act "), and the rules and regulations promulgated thereunder. Copies of information provided in connection with the Tender Offer are filed as Exhibit 99.(a)(1)(A), Exhibit 99.(a)(1)(B), Exhibit 99.(a)(1)(C) Exhibit 99.(a)(1)(D) and Exhibit 99.(a)(5) attached hereto and incorporated by reference.

ITEM 1.    SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the heading "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)    Name and Address.    The names of the subject companies are The Royal Bank of Scotland Group plc, RBS Capital Trust I, RBS Capital Trust II, RBS Capital Trust III and RBS Capital Trust IV. RBSG is incorporated in Scotland with limited liability under the Companies Act 1948 to 1980, registered number SC045551, and its principal executive offices are located at Gogarburn, PO Box 1000, Edinburgh EH12 1HQ, United Kingdom. The telephone number for the principal executive offices of The Royal Bank of Scotland Group plc is +44 (0) 131 626 0000. RBS Capital Trust I, RBS Capital Trust II, RBS Capital Trust III and RBS Capital Trust IV are wholly-owned subsidiaries of The Royal Bank of Scotland Group plc, with their principal executive offices located at c/o RBSG Capital Corporation, Citizens Bank, One Citizens Plaza, Providence, Rhode Island 02903-1339, and the telephone number for those offices is +1 (401) 456 7837.

(b)    Securities.    The information set forth in the table on pages (i) to (ii) of the Offer to Purchase is incorporated herein by reference.

(c)    Trading Market and Price.    The information set forth in the Offer to Purchase under the heading "Historical Price Range of the Securities" is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)   RBSG is the filing person. RBSG's address and telephone number are set forth in Item 2(a) above.

The names of the executive officers and directors of RBSG, who are persons specified in Instruction C to Schedule TO, are set forth below. The address for each person is The Royal Bank of Scotland Group plc, Head Office, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ, United Kingdom, and the telephone number for each person such person is +44 (0) 131 626 0000.

Name	Office
Philip Hampton	Chairman of the Board of Directors
Stephen Hester	Executive Director and Group Chief Executive
Bruce Van Saun	Executive Director and Group Finance Director
Colin Buchan	Non Executive Director
Sir Sandy Crombie	Non Executive Director
Penny Hughes	Non Executive Director
Archie Hunter(1)	Non Executive Director
Joe MacHale	Non Executive Director
John McFarlane	Non Executive Director
Brendan Nelson	Non Executive Director
Arthur Ryan	Non Executive Director
Philip Scott	Non Executive Director
Miller McLean(2)	Group General Counsel and Group Secretary

(1)
Archie Hunter will step down as a Non Executive Director at the end of his existing term from the conclusion of the Annual General Meeting on April 28, 2010. Brendan Nelson was appointed as Non Executive Director with effect from April 1, 2010. Brendan Nelson will succeed Archie Hunter as chairman of the Group Audit Committee following the Annual General Meeting on April 28, 2010.

(2)
Miller McLean will retire as Group General Counsel and Group Secretary on April 30, 2010. Following his retirement, Chris Campbell, the current Deputy Group General Counsel, will become Group General Counsel and Aileen Taylor, the current Deputy Group Secretary, will become Group Secretary.

ITEM 4.   TERMS OF THE TRANSACTION.

(a)    Material Terms.    The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

Cover Page;

Pages (i) to (vi);

"Summary Term Sheet";

"Special Note Regarding Forward-Looking Statements and Other Factors";

"The Tender Offer";

"Risk Factors and Other Considerations";

"Agreements Involving the Offerors' Securities";

"Purposes of the Transaction and Plans";

"Interests in Securities of the Offerors";

"Certain U.S. Federal Income Tax Consequences";

"Persons and Assets Employed in Connection with the Tender Offer"; and

"Certain Information Concerning the Offerors".

(b)    Purchases.    To the best of the Company's knowledge, Securities will not be purchased from any officers, directors or other affiliate of the Company.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)   The information set forth in the Offer to Purchase under the heading "Agreements Involving the Offerors' Securities" is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)    Purposes.    The information set forth in the Offer to Purchase under the headings "Purposes of the Transaction and Plans" and "Summary Term Sheet—What is the purpose of the Tender Offer?" is incorporated herein by reference.

(b)    Use of Securities Acquired.    The information set forth in the Offer to Purchase under the headings "Purposes of the Transaction and Plans" and "Summary Term Sheet—What is the purpose of the Tender Offer?"is incorporated herein by reference.

(c)    Plans.    The information set forth in the Offer to Purchase under the headings "Summary Term Sheet", "The Tender Offer", "Risk Factors and Other Considerations" and "Certain Information Concerning the Offerors" is incorporated herein by reference. Except as disclosed in the Offer to Purchase, the Company currently has no plans, proposals or negotiations that relate to or would result in:

•
any extraordinary transaction, such as a merger, reorganization or liquidation, involving the subject company or any of its subsidiaries;

•
any purchase, sale or transfer of a material amount of assets of the subject company or any of its subsidiaries;

•
any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company;

•
any change in the present board of directors or management of the subject company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•
any other material change in the subject company's corporate structure or business;

•
any class of equity securities of the subject company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

•
any class of equity securities of the subject company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•
the suspension of the subject company's obligation to file reports under Section 15(d) of the Exchange Act;

•
the acquisition by any person of additional securities of the subject company, or the disposition of securities of the subject company; or

•
any changes in the subject company's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)    Source of Funds.    The information set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Source and Amounts of Funds" is incorporated herein by reference.

(b)    Conditions.    The information set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Source and Amounts of Funds" is incorporated herein by reference.

(d)    Borrowed Funds.    The information set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Source and Amounts of Funds" is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)    Securities Ownership.    The information set forth in the Offer to Purchase under the heading "Interests in Securities of the Offerors" is incorporated herein by reference.

(b)    Securities Transactions.    The information set forth in the Offer to Purchase under the heading "Interests in Securities of the Offerors" is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)    Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the heading "Persons and Assets Employed in Connection with the Tender Offer" is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

The consideration in the Offer to Purchase consists solely of cash. The Tender Offer is not subject to any financing conditions and the offeror is a public reporting company that files reports electronically on EDGAR. Therefore, pursuant to Instruction 2 of Item 10 of Schedule TO, financial statements of the Company are not material and not required.

ITEM 11.    ADDITIONAL INFORMATION.

(a)    Agreements.    The information set forth in the Offer to Purchase under the headings "Certain Information Concerning the Offerors" and "Certain Legal Matters" are incorporated herein by reference.

(b)    Other Material Information.    The information set forth in Exhibits 99.(a)(1)(A) through 99.(a)(1)(D) and Exhibit 99.(a)(5) are incorporated herein by reference.

ITEM 12.    EXHIBITS.

99.(a)(1)(A)	Offer to Purchase, dated April 6, 2010
99.(a)(1)(B)	Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(1)(D)	Letter to Clients
99.(a)(5)	Press Release of The Royal Bank of Scotland Group plc and National Westminster Bank Public Limited Company, dated April 6, 2010.
99.(b)	Not Applicable.
99.(d)	Not Applicable.
99.(g)	Not Applicable.
99.(h)	Not Applicable.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ DAVID O'LOAN
Name: David O'Loan
Title: Deputy Group Treasurer
Date: April 6, 2010

 EXHIBIT INDEX

99.(a)(1)(A)	Offer to Purchase, dated April 6, 2010
99.(a)(1)(B)	Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(1)(D)	Letter to Clients
99.(a)(5)	Press Release of The Royal Bank of Scotland Group plc and National Westminster Bank Public Limited Company, dated April 6, 2010.
99.(b)	Not Applicable.
99.(d)	Not Applicable.
99.(g)	Not Applicable.
99.(h)	Not Applicable.

QuickLinks

INTRODUCTION
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX